Exhibit m

PAL2000_Millennium Series

Sample 5th Year (assuming 6% return and current charges) Calculations

I.	Policy Account Value @ 6% Return (Year 5) = $8,872

The Policy Account Value is equal to the sum of:

a)	the prior year’s (i.e., 12/31 of the 4th policy year) account value ($6,991); plus
b)	the planned premium ($2,445); minus
c)	the premium charge ($196); minus
d)	the sum of: [withdrawals, if any (0); plus
e)	outstanding loans, if any (0); plus
f)	loan interest (0)]; minus
g)	the cost of insurance ($280); minus
h)	the M&E risk charge ($54); minus
i)	guaranteed insurance amount charge ($36); minus
j)	the annualized per /1000 monthly expense ($356); minus
k)	the annualized per policy monthly expense ($90); plus
l)	the investment earnings on the policy account value ($448).

II.	Policy Cash Surrender Value @ 6% Return (Year 5) = $7,649

The Policy Cash Surrender Value is equal to the sum of:

a)	the policy account value ($8,872); minus
b)	the annual surrender charge ($1,223).

III.	Policy Net Cash Surrender Value @ 6% Return (Year 5) = $7,649

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the policy cash surrender value ($7,649); minus
b)	the outstanding loan, if any (0).

IV.	Policy Net Death Benefit (Option 1 and Option 2)

The Policy Net Death Benefit is equal to the sum of:

a)	if Option 1, is equal to the face amount ($300,000).
b)	If Option 2, is equal to the face amount ($300,000); plus
c)	any positive excess of the Policy Account Value over the Benchmark Value ($1,961).